
Mail Stop 3720

October 26, 2009

Mr. Lester G. Manalo
President
Adtomize Inc.
8th Floor
200 South Virginia Street
Reno, NV 89501

> **Re: Adtomize, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed September 24, 2009**
> **File No. 333-150775**

Dear Mr. Manalo

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director